SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BIOTIME, INC.

(Name of Issuer)

Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Robert W. Peabody
Chief Financial Officer
Asterias Biotherapeutics, Inc.
230 Constitution Drive
Menlo Park, California 94025
(650) 433-2900

(Name, address and telephone number of person authorized to receive notices and communications)

June 16, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 09066L105	13D

1	NAME OF REPORTING PERSON: Asterias Biotherapeutics, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 46-1047971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	11,852,880[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	11,852,880[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	14.5%[3]
14	TYPE OF REPORTING PERSON:	CO

1 Amount includes 3,852,880 shares of Company Common Stock and warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share.
2 Amount includes 3,852,880 shares of Company Common Stock and warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share.
3 Assumes the exercise of the warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock.
Page 2 of 4 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Statement”) relating to the common shares, no par value (“Company Common Stock”), of BioTime, Inc., a California corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.	PURPOSE OF TRANSACTION

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 1, the Reporting Person beneficially owns 11,852,880 shares of Company Common Stock, which amount includes 3,852,880 shares of Company Common Stock and the BioTime Warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share, representing approximately 14.5% of the outstanding shares of Company Common Stock, based on 73,690,302 shares of Company Common Stock outstanding as of August 6, 2014, as reported by the Company in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014, plus the 8,000,000 shares of Company Common Stock that could be acquired upon the exercise of the BioTime Warrants.

The Warrant Agreement governing the BioTime Warrants provides that the BioTime Warrants have an initial exercise price of $5.00 per share and will expire five years from the date of issue.  The exercise price per share and number of shares that may be purchased upon the exercise of the BioTime Warrants are subject to adjustment in the event of any stock split, reverse stock split, stock dividend, reclassification of shares and certain other transactions pertaining to the Company’s Common Stock.

(b) The Reporting Person does not have the sole or shared power to vote or to direct the vote of the Company Common Stock it holds or that could be acquired upon the exercise of the BioTime Warrants.  Pursuant to Section 703(b) of California Corporations Code, shares of a California corporation owned by its subsidiaries shall not be entitled to vote on any matter.

The Reporting Person has the shared power to dispose or to direct the disposition of the Company Common Stock and BioTime Warrants it holds.  The power is shared with the Company, which owns approximately 70.6% of the outstanding common stock of the Reporting Person, without taking into account the additional shares of Reporting Person Common Stock that the Company could acquire it if exercises its warrants to purchase additional shares of the Reporting Person’s Series B common stock.

(c) During June 2014, the Reporting Person sold 49,197 shares of its Company Common Stock in “at-the-market” transactions for $160,908 in cash through a registered broker-dealer acting as sales agent.

On June 16, 2014, the Reporting Person sold 5,000,000 shares of its Company Common Stock with warrants to purchase 5,000,000 shares of Series B common stock of the Reporting Person to two investors for $12,500,000 in cash at a purchase price of $2.50 per share and warrant combined.  Broadwood Partners, L.P., the Company’s largest shareholder, purchased 1,000,000 shares of the Company Common Stock with 1,000,000 warrants issued by the Reporting Person.  One of the Company’s directors, Neal C. Bradsher, is President of Broadwood Partners, L.P., the investment manager of Broadwood Partners, L.P., and one of the Reporting Person’s directors, Richard T. LeBuhn, is Senior Vice President of Broadwood Capital, Inc.  The exercise price of the warrants is $2.34. The exercise price and the number of shares of Reporting Person common stock issuable upon the exercise of the warrants are subject to adjustment in the event of a stock split, stock dividend, combination of shares, recapitalization or certain other transactions. The warrants will expire on June 15, 2015 if not exercised by that date.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the  Company Common Stock or BioTime Warrants owned by the Reporting Person.

(e) Not applicable.

Page 3 of 4 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A:	Purchase Agreement, dated June 13, 2014, between Broadwood Partners, L.P. and Asterias Biotherapeutics, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (333-187706) filed with the Securities and Exchange Commission on June 19, 2014)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated: August 15, 2014	Asterias Biotherapeutics, Inc. a Delaware corporation

	By:	s/Robert W. Peabody
Name: Robert W. Peabody
Title: Chief Financial Officer

Page 4 of 4 Pages